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April 2021

2021 Spring Stockholder Outreach

Leadership Transformation

Over the past year, Intel transformed its technology leadership team and implemented a CEO transition to reposition the company for growth

Patrick Gelsinger
Chief Executive Officer



- Appointed CEO in February 2021
- Former long-term Intel executive and highly respected technology industry veteran
- Brings technical and industry leadership
- Bringing back the best of "Grovian" culture and attracting new and returning key technical talent

Lead In Every Category

Execute Flawlessly

Innovate With Boldness

Foster Vibrant Culture

OUR GROWTH STRATEGY

Indexed to large, high-growth markets

- The entire world is becoming digital, driven by:
  - Cloud
  - Connectivity driven by 5G
  - Artificial Intelligence (AI)
  - Intelligent Edge

Broadest portfolio of leadership technologies

- Intel is the only company with depth of software, silicon and platforms, packaging and process expertise

IDM 2.0: New and Differentiated Strategy

IDM 2.0 is our vision for a major evolution of our integrated device manufacturing model including the powerful combination of Intel's internal factory network, third-party capacity, and new Intel Foundry Services

1 Majority of Intel products built internally

- Intel's global, internal factory network for at-scale manufacturing is a key competitive advantage that enables product optimization, improved economics, and supply resilience

2 Expanding use of external foundry

- Intel expects to build on its existing relationships with third-party foundries, which will provide the increased flexibility and scale needed to optimize Intel's roadmaps for cost, performance, schedule and supply

3 Announcing Intel Foundry Services

- Intel plans to become a major provider of U.S.– and Europe-based foundry capacity to serve the incredible global demand for semiconductor manufacturing

Intel 7nm process technology

- Simplified flow
- Increased EUV
- "Meteor Lake" compute tile tape-in Q2'21

Significant expansion of manufacturing capacity to serve global demand

- Planning ~$20B investment for two new Arizona fabs
- Planning for next-phase expansions in US, Europe and other global locations

2021 CEO Transition and Compensation

In conjunction with our leadership transition in early 2021, the Compensation Committee designed a CEO new hire package intended to attract and incentivize Mr. Gelsinger as he guides Intel to achieve its full potential

CEO NEW HIRE EQUITY AWARDS

- ✓ Over 94% of total compensation package is equity-based to create immediate alignment with stockholders

- ✓ 73% of target value requires substantial value creation to be realized

- ✓ ~$50M of $110M target value provided as make-whole for compensation forfeited from prior employer

- ✓ Of ~$60M non make-whole portion, $20M vests only if Intel's stock price triples

- ✓ The Compensation Committee considered that Mr. Gelsinger would not receive an annual equity award for 2021, which was targeted at $15.5M for Intel's CEO in 2019



Performance-Based

Outperformance PSUs	Strategic Growth Equity Award PSUs	Strategic Growth Equity Award Performance Stock Options	Relative TSR PSUs	RSUs	Matching RSUs
$20M	**$20M**	**$20M**	**$20M**	**$20M**	Up to **$10M**

0% vests if stock price increases by **<200%**

Similar awards granted in 2019 have realized **no value** two years into five-year performance period

0% vests if stock price increases <30%

Make-whole compensation integral in successfully recruiting an executive of Mr. Gelsinger's caliber with his strong CEO track record

Bob Swan remained our CEO until February 15, 2021 and did not receive or become entitled to any additional payments or benefits in connection with his termination of employment, other than pursuant to his existing arrangements

2020 Off-Season Stockholder Engagement

Prior to the 2020 Annual Meeting and during the second half of 2020, we continued our extensive engagement program to understand investor areas of focus and seek opportunities to address concerns

50.4%
of shares contacted for engagement

39.5%
of shares engaged with overall

29.7%
of shares engaged with the Chairman of the Board

What We Discussed / How We Responded	
Board Composition	▪ Over the past year, we continued our Board refreshment process by adding three new independent directors to the Board, each of whom brings valuable industry and other experience aligned with our strategic transformation
ESG Disclosure and Governance	▪ We have worked, and are continuing to work, to integrate our ESG and SEC reporting and align our ESG disclosures with external frameworks such as SASB and TCFD
Specific ESG Topics	▪ We are working to evaluate emerging ESG issues related to technology and developing appropriate management and oversight processes ▪ Based on investor feedback, this year we added more information to our Annual Report on Form 10-K and in the proxy statement *(see page 43 of proxy statement)* on our new 2030 RISE strategy and goals, including our climate change strategy and human capital management topics such as diversity, inclusion, and social equity ▪ We will also provide more information in our Corporate Responsibility Report to be published later in 2021 on our goals and progress made in the first year since adoption as well as our approach to human rights
ESG and Pay	▪ For 2020, we incorporated specific carbon emissions and water use goals, as well as workforce diversity and inclusion goals related to our hiring practices, into our annual bonus program *(see page 77 of proxy statement)* ▪ In 2021, we are continuing to link ESG factors related to our 2030 goals to pay & comp

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Responsiveness to 2020 Say-on-Pay Vote

Our Compensation Committee has worked diligently to address questions and concerns raised by our stockholders

What We Heard From Investors / How We Responded		
Operational Goal Disclosure	Some stockholders asked for further disclosure of the Operational Goals in our Annual Cash Bonus Plan and performance against the goals – while acknowledging the potential competitive sensitivity of certain targets	▪ Provided enhanced disclosure of our One Intel operational goals ▪ Disclosure of details for certain goals would cause us meaningful competitive harm, but we have provided as much disclosure as we believe is feasible to convey the key nature of the goals set, their rigor, and our achievements against them *(see page 79 of proxy statement)*
Annual Cash Bonus Plan Financial Metrics	Some stockholders were concerned with the rigor of the financial metrics in our Annual Cash Bonus Plan, which historically have been based on absolute net income growth performance and relative net income growth performance	▪ Beginning for 2021, added more rigor by replacing the financial metrics for the Annual Cash Bonus Plan with revenue and net income, each measured against threshold, target, and maximum goals ▪ Shifting to an absolute net income target will better enable the Compensation Committee to select a challenging profitability target based on Intel's go forward operating plan and the macroeconomic environment, rather than being measured relative to the prior year's performance
Relative TSR Index and Target Payout Requirements in PSUs	Some stockholders prefer relative TSR metrics that require above peer median performance for target payouts. However, the majority of investors expressed support for measuring against the S&P 500 IT Index, which has significantly outperformed the S&P 500 as well as our PSUs' requirement for target payout	▪ After evaluating shifting the TSR index to the broader S&P 500 and setting the target to above median, decided to maintain current S&P 500 IT Index, concluding that the S&P 500 IT Index is a more challenging, relevant benchmark for Intel's business ▪ Evaluated the relative TSR metric for PSUs and noted that nearly all Tech 16 peers with a relative TSR metric require performance at the median of the S&P 500 for target payouts – the same relative performance level against a less challenging benchmark
Update on 2019 Strategic Growth Equity Awards	Some stockholders requested that the company disclose how these awards are tracking to assist them in assessing the rigor of the awards' stock price appreciation requirements	▪ Our former CEO forfeited previously granted Strategic Growth Equity Awards that he had been granted ▪ Through 2020, nearly two years into the awards' five-year performance period, $0 has been realized ▪ Further, substantial stock price appreciation, maintained for least 30 trading days, is required in the remaining three years and one month for the awards to be earned *(see page 84 of proxy statement)*

Executive Compensation Overview

Our Compensation Committee remains focused on tightly linking pay with performance, to further drive execution of our strategic and cultural transformation

2020 Compensation Program Overview		
Pay Element	**Performance Period**	**Performance Metrics**
Base Salary	Annual	--
Annual Cash Bonus	Annual	• YoY net income growth (1/3) • Relative net income growth vs. tech peers (1/3) • One Intel operational goals (1/3)
Quarterly Cash Bonus	Quarter	• Net income relative to company compensation costs
Restricted Stock Units (20%)	Three Years with Quarterly Vesting	• Stock price appreciation
Performance Stock Units (80%)	Three Years	• Relative TSR vs. S&P 500 IT Index (50%) • Cumulative EPS growth compared to a target established at the beginning of the three-year performance period (50%)

NEW FOR 2021: CHANGES TO ANNUAL CASH BONUS PLAN DESIGN

The Compensation Committee made several changes to introduce greater rigor and variability into bonus payouts while supporting better business outcomes

- For 2021, the two financial metrics will be absolute net income and absolute revenue measured against threshold, target, and maximum goals

- For 2021, the threshold performance level for each financial metric has been set for our listed officers at 90% of target with maximum at 115% of target

  - Every point below target will reduce payouts by 10x and every point above target will increase payouts by 6.6x

  - The financial targets and our performance against these targets will be disclosed in the 2022 Proxy Statement

- Consistent with the changes we made commencing in 2020, One Intel operational goals will continue to comprise one-third of the target opportunity under our Annual Cash Bonus Plan for 2021, although the specific One Intel operational goals for each year are established to reflect our most critical business priorities, and One Intel operational goals will continue to include ESG metrics encompassing environmental and diversity and inclusion goals

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Thoughtful Approach to Board Composition

As part of our ongoing commitment to creating a balanced Board with diverse viewpoints and deep industry expertise, we regularly add new directors to infuse new ideas and fresh perspectives in the boardroom

Board of Director Nominees

Patrick P. Gelsinger
Age: 60
Director Since: 2021
CEO

Alyssa Henry
Age: 50
Director Since: 2020
Committees: AFC, CC, MAC

Risa Lavizzo-Mourey
Age: 66
Director Since: 2018
Committees: CC, CGN*

Gregory D. Smith
Age: 54
Director Since: 2017
Committees: AFC*

Frank D. Yeary
Age: 57
Director Since: 2009
Committees: AFC, CGN, MAC*

James J. Goetz
Age: 55
Director Since: 2019
Committees: CGN, MAC

Omar Ishrak
Age: 65
Director Since: 2017
Committees: CC, CGN
Independent Chairman

Tsu-Jae King Liu
Age: 57
Director Since: 2016
Committees: AFC

Dion J. Weisler
Age: 53
Director Since: 2020
Committees: CC*, MAC

Board Committees Effective as of May 13, 2021

- AFC Audit and Finance Committee
- CC Compensation Committee
- CGN Corporate Governance and Nominating Committee
- MAC Mergers & Acquisitions Committee
- * Committee Chair

TENURE

1
4
4
3.4 YRS
average
tenure

- 0-2 years
- 3-9 years
- 10+ years

AGE

2
2
5
57 YRS
average
age

- <54 years
- 54-64 years
- 65+ years

GENDER

6
3
33%
women

- Women
- Men

ETHNIC DIVERSITY

6
3
33%
ethnically
diverse

- People of Color
- Caucasian

Skills & Expertise	Gelsinger	Goetz	Henry	Ishrak	Lavizzo-Mourey	Liu	Smith	Weisler	Yeary
Senior Leadership	•	•	•	•	•		•	•	
Global/International	•		•	•		•	•	•	•
Industry and IT/Technical	•	•	•	•		•		•	
Financial Experience							•	•	•
Human Capital	•			•	•		•	•	•
Operating and Manufacturing	•			•			•	•	
Sales, Marketing, and Brand Management	•		•	•					
Emerging Technologies and Business Models	•	•	•	•		•	•	•	•
Business Development and M&A	•	•		•		•	•	•	•
Cybersecurity/Information Security	•	•	•				•	•	
Government, Legal, and Regulatory					•				
Public Company Board	•	•		•	•	•	•	•	•

Our Board is focused on achieving the right mix of skills, experience, and perspectives to support Intel's future strategic direction

Creating Value through ESG

We advance transparency, set ambitious goals, and integrate corporate responsibility across all aspects of our business to create value for our investors and stakeholders





Read our most recent Corporate Responsibility Report at www.intel.com/responsibility

Our purpose: to create world-changing technology that enriches the lives of every person on earth

TOWARD 2030: INTEL'S "RISE" FRAMEWORK & GOALS

RESPONSIBLE

- Lead in advancing safety, wellness, and responsible business practices across our global manufacturing operations, our value chain, and beyond

INCLUSIVE

- Advance diversity and inclusion across our global workforce and industry, and expand opportunities for others through technology, inclusion, and digital readiness initiatives

SUSTAINABLE

- Be a global leader in sustainability and enable our customers and others to reduce their environmental footprint through our actions and technology

ENABLING

- Through innovation and technology and the expertise and passion of our employees we enable positive change within Intel, across our industry, and beyond

We Request Your Support at the 2021 Annual Meeting of Stockholders

The Board asks that you vote **FOR** all management proposals and **AGAINST** the stockholder proposals

Proposal 1. **FOR** **Election of the Nine Director Nominees**

Proposal 2. **FOR** **Ratification of Selection of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2021**

Proposal 3. **FOR** **Advisory Vote to Approve Executive Compensation for Our Listed Officers**

Proposal 4.

AGAINST **Stockholder Proposal Regarding Action by Written Consent**
- The change requested by the proposal is unnecessary given the company's current governance practices, which include the ability of stockholders owning 15% of our shares to call special meetings of stockholders and a market-standard proxy access right
- Our robust stockholder engagement program empowers stockholders to raise their concerns with the company and enables the company to effectively address these concerns in a transparent manner

Proposal 5.

AGAINST **Stockholder Proposal Requesting Report on Median Pay Gaps Across Race and Gender**
- Intel is committed to providing pay equity fairness and opportunity across all employees, to maintaining a high level of transparency in our diversity, inclusion, representation and pay equity data, and to promoting women and underrepresented minorities into senior leadership roles
- The methodology we use for identifying and closing pay equity gaps is more effective for driving accountability and action than the methodology requested by the proposal
- Our existing pay equity disclosures, detailed representation data, and robust discussion of our public goals and internal programs to promote gender and racial/ethnic equality at Intel provide the data needed to assess equal opportunity to high paying roles
- We have already achieved gender pay equity across our worldwide workforce, and Intel continues to maintain racial/ethnic pay equity in the U.S
- We already provide detailed reporting on the representation of our workforce by job level for gender globally and race/ethnicity in the U.S, including the public release of the EEO-1 survey pay data; in contrast, the additional statistics requested by this proposal would not reflect legitimate factors that can affect the data, such as job location and tenure, and would not provide greater insight into opportunities for high-paying jobs than our EEO-1 data and other reports provide

Proposal 6.

AGAINST **Stockholder Proposal Requesting Report Concerning Racism in Company Culture**
- The Board recommends a vote against this proposal given the company's existing programs and policies to: foster a culture of diversity and inclusion; integrate non-discrimination measures across our performance management systems, compensation programs, and hiring processes; publish ambitious long-term goals and lead industry-wide inclusion and social equity initiatives; and transparently report our progress and data to drive accountability and encourage actions by others


APPENDIX

Appendix: Forward-Looking Statements

Statements in these supplemental materials that refer to forecasts, business outlooks, future plans or expectations, including Intel's growth and IDM 2.0 strategies (including Intel's, internal and external product manufacturing plans and the benefits thereto, Intel's manufacturing expansion and investment plans such as Intel's anticipated Arizona and U.S., European and other global location expansions, plans and goals related to Intel's foundry business, and future products and technology such as 7nm and the timing thereof), 2030 RISE framework and goals, and the frequency of new directors, are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intend," "goals," "plans," "future," "vision," "believe," "seek," "estimated," "continues," "may," "will," "committed," "would," "should," "could," and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements that refer to or are based on estimates, forecasts, projections, uncertain events or assumptions also identify forward-looking statements. Such statements are based on management's expectations as of April 14, 2021 and involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause actual results to differ materially from the company 's expectations are set forth in Intel's press releases dated March 23, 2021, which are included as exhibits to Intel's Form 8-K furnished to the SEC on such date, and in Intel's SEC filings, including the company's most recent reports on Forms 10-K and 10-Q. Copies of Intel's Form 10-K, 10-Q and 8-K reports may be obtained by visiting our Investor Relations website at www.intc.com or the SEC's website at www.sec.gov. Intel does not undertake, and expressly disclaims any duty, to update any statement made in this presentation, whether as a result of new information, new developments or otherwise, except to the extent that disclosure may be required by law.

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